Exhibit 99.1

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Seaspan Closes $150 Million Public Offering of Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares

HONG KONG, CHINA, September 19, 2018 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today the closing of its previously announced public offering of 6,000,000 Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the “Series I Preferred Shares”) for gross proceeds of $150 million. Dividends will be payable on the Series I Preferred Shares to October 30, 2023 at a fixed rate equal to 8.00% per annum and from October 30, 2023, if not redeemed, at a floating rate.

Seaspan intends to use the net proceeds from the offering for general corporate purposes, which may include funding acquisitions, debt repayments and redeeming certain of Seaspan’s existing preferred shares.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated and Citigroup Global Markets Inc. acted as joint book-running managers for the offering.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s operating fleet consists of 112 containerships with a total capacity of more than 900,000 TEU, an average age of approximately 6 years and an average remaining lease period of approximately 5 years, on a TEU-weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares

SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027
SSW25	5.500% senior notes due 2025

Forward- Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s use of proceeds of the public offering. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. Matt Borys

Investor Relations

Seaspan Corporation

Tel. 604-347-9184

Email: mborys@seaspanltd.ca

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